                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.               Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):                       Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):                      Yes  |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
                                                                  Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  NEUROCHEM INC.
August 16, 2004

                                  By:  /s/ Lise Hebert
                                       ----------------------------------------
                                       Lise Hebert
                                       Vice President, Corporate Communications

                                                  NEUROCHEM INC.
                                                  275 Armand-Frappier Boulevard
(NEUROCHEM LOGO)                                  Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                         Tel: (450) 680-4500
Vice President, Corporate Communications                   lhebert@neurochem.com


                            NEUROCHEM REPORTS RESULTS
                        FOR SECOND QUARTER OF FISCAL 2004
                   AND CLOSING OF $10.5 MILLION BANK FINANCING

  NEUROCHEM WILL HOST A CONFERENCE CALL MONDAY, AUG. 16, AT 8:30 A.M. EDT


MONTREAL, AUGUST 13, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) today announced results for the second quarter of fiscal 2004, ended June 30. The Company reported a net loss of $14,072,000 ($0.47 per share) for the quarter, compared to $3,470,000 ($0.15 per share) for the same period the previous year. Actual cash burn from on-going operations during this quarter was $8,293,000. The net loss during the second quarter includes a non-cash, non-recurring special charge of $2,085,000 resulting from the Company's move to new headquarters in Laval, Quebec, Canada, and a $2,239,000 non-cash stock based compensation expense resulting from the coming into effect in 2004 of a new CICA accounting policy. In the June 2003 quarter, net loss was low as a result of a one-time gain of $3,484,000 on the sale to Innodia, Inc. of Neurochem's diabetes program.

In July 2004, the Company increased its cash position by entering into a $10,500,000, five-year revolving decreasing term credit to finance the recent acquisition of the Laval premises.

The quarter was active for each of the Company's three clinical programs. Alzhemed(TM), Neurochem's investigational product candidate for the treatment of Alzheimer's Disease (AD), attracted particular attention with the presentation of positive interim results at two major scientific conferences and with the launch of the Phase III clinical trial and the beginning of patient recruitment in North America.

"We are very much on track with our entire clinical development program," said Francesco Bellini, Ph.D., Neurochem's Chairman and CEO. "Recent scientific advances(1) independently support the key role of amyloid in AD and emphasize the importance of early intervention to put a stop to the progression of the disease. We are very pleased that our therapeutic approach with AlzhemedTM has been targeting the amyloid cascade with the objective of stabilizing the condition of AD patients. We have shown that our interim data from the on-going open-label Phase II extension trial, even though not statistically significant, supports well the hypothesis set forth in the literature. By intervening early in the disease, we have obtained preliminary data that continue to show clinical benefits on cognitive function tests especially in the milder AD patients. These results, along with the decrease of amyloid levels in the cerebrospinal fluid of the AD patients at the two highest doses of AlzhemedTM during the double-blind, randomized stage of the Phase II clinical trial, appear to indicate that early intervention targeting amyloid, before brain destruction in AD patients is too advanced, could provide important benefit to the affected patient population," Dr. Bellini concluded.


HIGHLIGHTS OF THE QUARTER

     o Neurochem reports preliminary positive results with Alzhemed(TM) at the 16-month time point at 8th International Montreal/Springfield Symposium on Advances in Alzheimer Therapy.

     o Company launches Phase III clinical trial/patient recruitment for Alzhemed(TM) in North America.

     o Following the close of the quarter, Neurochem reports continuing positive interim results with Alzhemed(TM) at the 20-month time point at 9th International Conference on Alzheimer's Disease and Related Disorders in Philadelphia.

     o Neurochem's Fibrillex(TM) selected by Cardio-Renal Drug Product Division of the U.S. Food and Drug Administration (FDA) to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of this product candidate.


ALZHEMED(TM)

Neurochem launched patient recruitment for its North American Phase III clinical trial of Alzhemed(TM) in June at an investigators' meeting attended by more than 200 clinicians and study coordinators, with each of the 50 U.S. sites and 20 Canadian sites represented. This launch followed a meeting of the Company with its clinical advisory board for this product candidate in July 2003 and a meeting between Neurochem and the FDA at the end of the Phase II trials in December 2003 for Alzhemed(TM).


FIBRILLEX(TM)

Fibrillex(TM) is Neurochem's investigational product candidate for the treatment of AA Amyloidosis, a serious consequence of chronic inflammatory and infectious diseases, such as Rheumatoid Arthritis. Subsequent to the end of the quarter, the Cardio-Renal Drug Product Division of the FDA selected Fibrillex(TM) to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of this product candidate. As a result of the Pilot 2 program, in August, Neurochem will begin a series of frequent discussions with the FDA based on a pre-approved schedule to agree on the new drug approval package to be submitted.

Fibrillex(TM) has already been designated as a Fast Track Product and received orphan drug status designation by the FDA, as well as being designated as an Orphan Medicinal Product in Europe. Neurochem anticipates completing the Phase II/III clinical trial of Fibrillex(TM) in January 2005, and, assuming positive clinical outcomes, would expect to receive regulatory approvals by the end of 2005.

CEREBRIL(TM)

The Company continues to work towards a Phase IIb trial to determine whether Cerebril(TM) can prevent recurrence of stroke in patients suffering from Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, a form of stroke for which there is currently no effective therapy.

1 Oddo et al., Neuron 43: 321-32. August 2004.

CONFERENCE CALL

Neurochem will host a conference call Monday, Aug. 16, 2004 at 8:30 A.M. EDT. The telephone number to access the conference call is 514 985-7038 or 1 800 208-6587. A replay of the call will be available until Aug. 23, 2004. The telephone number to access the replay of the call is 416 626-4100 or 1 800 558-5253. The access code for the call and the replay is 21205603.

FINANCIAL RESULTS HIGHLIGHTS

The following information should be read in conjunction with the selected financial information contained herein.

For the three-month period ended June 30, 2004, net loss amounted to $14,072,000 ($0.47 per share), compared to $3,470,000 ($0.15 per share) for the same period last year. For the six month-period ended June 30, 2004, net loss amounted to $23,236,000 ($0.77 per share) compared to $9,079,000 ($0.40 per share) for the same period last year.

Research and development expenses, before research tax credits and grants, amounted to $6,923,000 for the current quarter, compared to $4,676,000 for the same period last year. For the six-month period ended June 30, 2004, these expenses amounted to $12,500,000, compared to $9,332,000 for the same period last year. These increases are mainly due to expenses incurred in preparation of Alzhemed(TM) Phase III clinical trials and the hiring of additional employees mostly in clinical development. Overall, research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials and open-label extension study; the on-going Alzhemed(TM) Phase II extension study and advancement towards its Phase III clinical trials; the completion of the Cerebril(TM) Phase II clinical trial which ended in January 2004, as well as on-going drug discovery programs. As at June 30, 2004, Neurochem had 153 patients in clinical trials.

Research tax credits amounted to $309,000 this quarter ($621,000 for the six-month period), compared to $722,000 for the comparable quarter last year ($988,000 for the six-month period last year). Research tax credits represent tax credits earned under the Quebec Scientific Research and Experimental Development program.

Research grants and other amounted to $110,000 this quarter, compared to $121,000 for the same quarter last year. For the six month-period ended June 30, 2004, these grants amounted to $229,000, compared to $744,000 for the same period last year. Research grants represent mainly grants received from the US Food and Drug Administration for the development of Fibrillex(TM) and from the Natural Sciences and Engineering Research Council (NSERC). In the six-month period ended June 30, 2003, research grants also included contributions under the Technology Partnerships Canada (TPC) Program received by the Company for the development of Alzhemed(TM).

General and administrative expenses for the quarter totaled $4,624,000, compared to $2,997,000 for the same quarter last year. For the six-month period ended June 30, 2004, these expenses amounted to $8,589,000, compared to $4,715,000 for the same period last year. These increases are mainly due to the expansion of the corporate infrastructure necessary to support growth and the increase in overall activity levels at the Company, in particular, in the legal, administrative, marketing, and senior management functions of the Company. More specifically, the increase is due to higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from our US financing and NASDAQ listing and increased awareness, educational and medical conference activities related to AA Amyloidosis, Fibrillex(TM)'s target indication.

Special charges in the amount of $2,085,000 were recorded during the quarter and are related to the relocation to newly acquired facilities. These charges include $896,000 of future lease payments due in connection with the former premises, net of estimated sublease rentals that could reasonably be obtained for those premises. It also includes the write-off of certain property and equipment, mainly leasehold improvements, in the amount of $1,189,000.

Depreciation and amortization for the current quarter increased to $499,000 ($867,000 for the six-month period) from $320,000 for the comparable quarter last year ($641,000 for the six-month period last year). The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, including the facilities acquired during the quarter, as well as increases in patent costs.

Interest income amounted to $253,000 ($575,000 for the six-month period), compared to $157,000 for the comparable quarter last year ($318,000 for the six-month period last year). The increase results from higher average cash balances in the current period, compared to the same period last year, and is offset by a larger portion of the investment portfolio denominated in US dollars, which earned a lower yield.

Foreign exchange gains amounted to $1,650,000 for the current quarter ($2,091,000 for the six-month period), compared to $62,000 for the same quarter last year ($129,000 for the six-month period last year). The increase is mainly attributable to the realization of foreign exchange gains during the quarter following the conversion of US dollars into Canadian dollars.

Acquisition of property and equipment

During the quarter, the Company acquired facilities for $10,500,000 and incurred $421,000 of acquisition related expenses to relocate its operations. This acquisition was necessary to support the growth of the Company and to regroup corporate and scientific employees at the same location. Cash was used to finance the acquisition in May 2004. In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500,000 to finance this acquisition.

Stock-based compensation

As of January 1, 2004, the Company implemented the new CICA accounting policy requiring the use of the fair value-based method for recording stock options. One of the transitional alternatives available to the Company was to retroactively apply the fair value based method to all employee stock options granted on or after July 1, 2002, without restatement of prior periods. As a result of adopting this alternative, $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital at January 1, 2004. Furthermore, an expense in the amount of $2,239,000 was recorded during the quarter ($2,663,000 for the six-month period). See notes 2 and 5 of the interim Consolidated Financial Statements.

Litigation

The Company continues to vigorously defend against the claims brought by Immtech International, Inc. in its legal proceedings filed on August 12, 2003 with the Federal District Court for the Southern District of New-York, U.S.A. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

Liquidity and capital resources

As at June 30, 2004, the Company had cash, cash equivalents and marketable securities of $49,574,000, compared to $77,594,000 at December 31, 2003. The decrease is due to use of funds for operating and investing activities (including the acquisition of facilities as previously discussed), net of proceeds received from the issue of additional share capital during the period pursuant to the exercise of employee stock options. In July 2004, the Company increased its cash position by drawing an amount of $10,500,000 under the above-mentioned term credit.

As at July 31, 2004, the Company had 30,280,803 common shares outstanding, 2,384,850 options granted under the employee stock option plan and 4,000,000 warrants in issue.

                                 NEUROCHEM INC.
                        SELECTED FINANCIAL HIGHLIGHTS(1)
                       ($'000 CDN, EXCEPT PER SHARE DATA)


                                                      THREE-MONTH PERIOD ENDED                SIX-MONTH PERIOD ENDED
                                                               JUNE 30                                JUNE 30
                                                   -------------------------------         -------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS                  2004               2003                2004                2003
-------------------------------------              -----------         -----------         -----------         -----------

EXPENSES (INCOME):
  Research and development                               6,923               4,676              12,500               9,332
  Research tax credits grants                             (419)               (843)               (850)             (1,732)
  General and administrative                             4,624               2,997               8,589               4,715
  Stock based compensation                               2,239                 --                2,663                 --
  Special charges                                        2,085                 --                2,085                 --
  Depreciation and amortization                            499                 320                 867                 641
  Interest and bank charges                                 24                  23                  48                  54
                                                   -----------         -----------         -----------         -----------
                                                        15,975               7,173              25,902              13,010

  Interest income                                          253                 157                 575                 318
  Foreign exchange gain                                  1,650                  62               2,091                 129
  Gain on disposal of intellectual property               --                 3,484                 --                3,484
                                                   -----------         -----------         -----------         -----------
  NET LOSS                                             (14,072)             (3,470)            (23,236)             (9,079)
                                                   ===========         ===========         ===========         ===========

  Loss per share:
    Basic                                             $ (0,47)             $(0,15)            $ (0,77)             $(0,40)
    Diluted                                           $ (0,47)             $(0,15)            $ (0,77)             $(0,40)
                                                   ===========         ===========         ===========         ===========

  Weighted average number of common
  shares outstanding:
    Basic                                           30,162,322          23,294,432          30,013,058          22,798,005
    Diluted                                         34,907,357          27,086,468          34,736,983          26,321,577
                                                   ===========         ===========         ===========         ===========


                                                            AT            AT
                                                          JUNE 30       DEC 31
CONSOLIDATED BALANCE SHEETS                                2004          2003
---------------------------                               ------        ------

  Cash, cash equivalents and marketable securities        49,574        77,594
  Other current assets                                     5,025         4,503
                                                          ------        ------
  Total current assets                                    54,599        82,097
  Long-term investment                                     4,421         4,421
  Capital assets                                          19,919         7,481
  Other long term assets                                     475           226
                                                          ------        ------
  TOTAL ASSETS                                            79,414        94,225
                                                          ======        ======
  Current liabilities                                     10,358         6,244
  Obligations under capital leases                           192           416
  Long term accrued liabilities                              590           --
  Shareholders equity                                     68,274        87,565
                                                          ------        ------
  TOTAL LIABILITIES AND SHAREHOLDERS EQUITY               79,414        94,225
                                                          ======        ======


(1) Condensed from the Company's unaudited consolidated financial statements.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is also part of a Continuous Marketing Applications Pilot 2 program and is currently in a Phase II/III clinical trial for the treatment of AA Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.




Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

[Picture]





Second QUARTER

Ended June 30, 2004







Driven

to maximize

performance






[logo]

Message to Shareholders


The quarter was active for each of the Company's three clinical programs and we are very much on track with our entire clinical development program. Alzhemed(TM), our investigational product candidate for the treatment of Alzheimer's Disease (AD), attracted particular attention with the presentation of positive interim results at two major scientific conferences and with the launch of the Phase III clinical trial and the beginning of patient recruitment for this trial in North America.

Recent scientific advances(1) independently support the key role of amyloid in AD and emphasize the importance of early intervention to put a stop to the progression of the disease. We are very pleased that our therapeutic approach with Alzhemed(TM) has been targeting tHe amyloid cascade with the objective of stabilizing the condition of AD patients. We have shown that our interim data from the on-going open-label Phase II extension trial, even though not statistically significant, supports well the hypothesis set forth in the literature.

By intervening early in the disease, we have obtained preliminary data that continue to show clinical benefits on cognitive function tests especially in the milder AD patients. These results, along with the decrease of amyloid levels in the cerebrospinal fluid of the AD patients at the two highest doses of Alzhemed(TM) during the double-blind, randomized stage of the Phase II clinical trial, appear to indicate that early intervention targeting amyloid, before brain destruction in AD patients is too advanced, could provide important benefit to the affected patient population.


HIGHLIGHTS OF THE QUARTER

A number of events were of significant importance during or just after the close of the quarter:

o -Neurochem reported preliminary positive results with Alzhemed(TM) at the 16-month time point at 8th International Montreal/Springfield Symposium on Advances in Alzheimer Therapy.

o -We launched the Phase III clinical trial and the beginning of patient recruitment for Alzhemed(TM) in North America.

o -Following the close of the quarter, we reported continuing positive interim results with Alzhemed(TM) at the 20-month time point at the 9th International Conference on Alzheimer's Disease and Related Disorders in Philadelphia.

o -Fibrillex(TM) was selected by the Cardio-Renal Drug Product Division of the U.S. Food and Drug Administration (FDA) to be part of tHe Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of this product candidate.



(1) Oddo et al., Neuron 43: 321-32. August 2004.


PROGRESS ON PRODUCT CANDIDATES


Alzhemed(TM)

Neurochem launched patient recruitment for its North American Phase III clinical trial of Alzhemed(TM) in June at an investigators' meeting attended by more than 200 clinicians and study coordinators, with each of the 50 U.S. sites and 20 Canadian sites represented. This launch followed a meeting of the Company with its clinical advisory board for this product candidate in July 2003 and a meeting between Neurochem and the FDA at the end of the Phase II trials in December 2003 for Alzhemed(TM).

Fibrillex(TM)

Fibrillex(TM) is Neurochem's investigational product candidate for the treatment of AA Amyloidosis, a serious consequence of chronic inflammatory and infectious diseases, such as Rheumatoid Arthritis. Subsequent to the end of the quarter, the Cardio-Renal Drug Product Division of the FDA selected Fibrillex(TM) to be part of the Continuous Marketing Applications Pilot 2 program aimed at furtheR accelerating the development and eventual marketing of this product candidate. As a result of the Pilot 2 program, in August, Neurochem has begun a series of frequent discussions with the FDA based on a pre-approved schedule to agree on the new drug approval package to be submitted.

Fibrillex(TM) has already been designated as a Fast Track Product and received orphan drug status designation by the FDA, as well as being designated as an Orphan Medicinal Product in Europe.

Neurochem anticipates completing the Phase II/III clinical trial of Fibrillex(TM) in January 2005, and, assuming positive clinical outcomes, would expect to receive regulatory approvals by the end of 2005.


Cerebril(TM)

The Company continues to work towards a Phase IIb trial to determine whether Cerebril(TM) can prevent recurrence of stroke in patients suffering from Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, a form of stroke for which there is currently no effective therapy.


FINANCIAL RESULTS HIGHLIGHTS

The following information should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations for the three-month period ended June 30, 2004 contained herein. For the three-month period ended June 30, 2004, net loss amounted to $14,072,000 ($0.47 per share), compared to $3,470,000 ($0.15 per share) for the same period last year. For the six-month period ended June 30, 2004, net loss amounted to $23,236,000 ($0.77 per share) compared to $9,079,000 ($0.40 per share) for the same period last year.

Research and development expenses, before research tax credits and grants, amounted to $6,923,000 for the current quarter, compared to $4,676,000 for the same period last year. For the six-month period ended June 30, 2004, these expenses amounted to $12,500,000, compared to $9,332,000 for the same period last year. These increases are mainly due to expenses incurred in preparation of Alzhemed(TM) Phase III clinical trials and the hiring of additional employees mostly in clinical development.

General and administrative expenses for the quarter totaled $4,624,000, compared to $2,997,000 for the same quarter last year. For the six-month period ended June 30, 2004, these expenses amounted to $8,589,000, compared to $4,715,000 for the same period last year. These increases are mainly due to the expansion of the corporate infrastructure necessary to support growth and the increase in overall activity levels at the Company, in particular, in the legal, administrative, marketing, and senior management functions of the Company.

As at June 30, 2004, the Company had cash, cash equivalents and marketable securities of $49,574,000, compared to $77,594,000 at December 31, 2003. The decrease is due to use of funds for operating and investing activities, (including the acquisition of facilities as previously announced), net of proceeds received from the issue of additional share capital during the period pursuant to the exercise of employee stock options. In July 2004, the Company increased its cash position by entering into a $10,500,000, five-year revolving decreasing term credit to finance the recent acquisition of the Laval premises.

CONCLUSION

We are very encouraged by the progress we are making in the development of our product candidates. In particular, the level of interest shown by the scientific community in Alzhemed(TM) is very positive. The Alzheimer's Association of the United States, at its recent international conference in Philadelphia, highlighted this product candidate as one of three promising treatments for Alzheimer's Disease during a news conference on anti-amyloid therapies. To have been featured so prominently at the world's largest gathering of Alzheimer's Disease researchers is an indication of the potential of Neurochem's innovative therapy in this field.

On behalf of the board, I would like to thank you, our shareholders, very much for your continued support.








[signed]

Dr. Francesco Bellini
Chairman and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2004

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003. FOR DISCUSSION REGARDING RELATED-PARTY TRANSACTIONS, CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS, CRITICAL ACCOUNTING POLICIES, RECENT ACCOUNTING PRONOUNCEMENTS, AND RISKS AND UNCERTAINTIES REFER TO THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003. IN 2003, THE COMPANY CHANGED ITS FISCAL YEAR-END TO DECEMBER 31 FROM JUNE 30. FIGURES FOR THE TWELVE-MONTH PERIOD ENDED JUNE 30, 2003 ARE NOT PRESENTED. THE COMPARATIVE FIGURES PRESENTED ARE FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003. ALL DOLLAR FIGURES ARE CANADIAN DOLLARS, UNLESS SPECIFIED OTHERWISE.


RESULTS OF OPERATIONS

For the three-month period ended June 30, 2004, net loss amounted to $14,072,000 ($0.47 per share), compared to $3,470,000 ($0.15 per share) for the same period last year. For the six-month period ended June 30, 2004, net loss amounted to $23,236,000 ($0.77 per share) compared to $9,079,000 ($0.40 per share) for the same period last year.

Research and development expenses, before research tax credits and grants, amounted to $6,923,000 for the current quarter, compared to $4,676,000 for the same period last year. For the six-month period ended June 30, 2004, these expenses amounted to $12,500,000, compared to $9,332,000 for the same period last year. These increases are mainly due to expenses incurred in preparation of Alzhemed(TM) Phase III clinical trials and the hiring of additional employees mostly in clinical development. Overall, the research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials and open-label extension study; the on-going Alzhemed(TM) Phase II extension study and advancement towards its Phase III clinical trials; the completion of the Cerebril(TM) Phase II clinical trial which ended in January 2004, as well as on-going drug discovery programs. As at June 30, 2004, Neurochem had 153 patients in clinical trials.

Research tax credits amounted to $309,000 this quarter ($621,000 for the six-month period), compared to $722,000 for the comparable quarter last year ($988,000 for the six-month period last year). Research tax credits represent tax credits earned under the Quebec Scientific Research and Experimental Development program.

Research grants and other amounted to $110,000 this quarter, compared to $121,000 for the same quarter last year. For the six-month period ended June 30, 2004, these grants amounted to $229,000, compared to $744,000 for the same period last year. Research grants represent mainly grants received from the US Food and Drug Administration for the development of Fibrillex(TM) and from the Natural Sciences and Engineering Research Council (NSERC). In the six-month period ended June 30, 2003, research grants also included contributions under the Technology Partnerships Canada (TPC) Program received by the Company for the development of Alzhemed(TM).

General and administrative expenses for the quarter totaled $4,624,000, compared to $2,997,000 for the same quarter last year. For the six-month period ended June 30, 2004, these expenses amounted to $8,589,000, compared to $4,715,000 for the same period last year. These increases are mainly due to the expansion of the corporate infrastructure necessary to support growth and the increase in overall activity levels at the Company, in particular, in the legal, administrative, marketing, and senior management functions of the Company. More specifically, the increase is due to higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from our US financing and NASDAQ listing and increased awareness, educational and medical conference activities related to AA Amyloidosis, Fibrillex(TM)'s target indication.

Special charges in the amount of $2,085,000 were recorded during the quarter and are related to the relocation to newly acquired facilities. These charges include $896,000 of future lease payments due in connection with the former premises, net of estimated sublease rentals that could reasonably be obtained for those premises. It also includes the write-off of certain property and equipment, mainly leasehold improvements, in the amount of $1,189,000.

Depreciation and amortization for the current quarter increased to $499,000 ($867,000 for the six-month period) from $320,000 for the comparable quarter last year ($641,000 for the six-month period last year). The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, including the facilities acquired during the quarter, as well as increases in patent costs.

Interest income amounted to $253,000 ($575,000 for the six-month period), compared to $157,000 for the comparable quarter last year ($318,000 for the six-month period last year). The increase results from higher average cash balances in the current period, compared to the same period last year, and is offset by a larger portion of the investment portfolio denominated in US dollars, which earned a lower yield.

Foreign exchange gains amounted to $1,650,000 for the current quarter ($2,091,000 for the six-month period), compared to $62,000 for the same quarter last year ($129,000 for the six-month period last year). The increase is mainly attributable to the realization of foreign exchange gains during the quarter following the conversion of US dollars into Canadian dollars.


Acquisition of property and equipment

During the quarter, the Company acquired facilities for $10,500,000 and incurred $421,000 of acquisition related expenses to relocate its operations. This acquisition was necessary to support the growth of the Company and to regroup corporate and scientific employees at the same location. Cash was used to finance the acquisition in May 2004. In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500,000 to finance this acquisition.


Stock-based compensation

As of January 1, 2004, the Company implemented the new CICA accounting policy requiring the use of the fair value based method for recording stock options. One of the transitional alternatives available to the Company was to retroactively apply the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. As a result of adopting this alternative, $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital at January 1, 2004. Furthermore, an expense in the amount of $2,239,000 was recorded during the quarter ($2,663,000 for the six-month period). See notes 2 and 5 of the interim Consolidated Financial Statements.


Litigation

The Company continues to vigorously defend against the claims brought by Immtech International, Inc. in its legal proceedings filed on August 12, 2003 with the Federal District Court for the Southern District of New-York, U.S.A. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

QUARTERLY RESULTS (UNAUDITED)
(in thousands of Canadian dollars, except per share data)

                                                                                        Net loss
                                                                                        per share
                                                                                        Basic and
Quarter                                                       Revenue     Net Loss       diluted
-------                                                       -------     --------      ---------
                                                                 $            $             $
Year ended December 31, 2004
First                                                            -         (9,164)        (0.31)
Second                                                           -        (14,072)        (0.47)

Six-month period ended December 31, 2003
First                                                            -         (6,787)        (0.28)
Second                                                           -         (9,986)        (0.34)

Year ended June 30, 2003
First                                                            -         (3,962)        (0.20)
Second                                                           -         (6,577)        (0.31)
Third                                                            -         (5,609)        (0.25)
Fourth                                                           -         (3,470)        (0.15)



LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2004, the Company had cash, cash equivalents and marketable securities of $49,574,000, compared to $77,594,000 at December 31, 2003. The decrease is due to use of funds for operating and investing activities, (including the acquisition of facilities as previously discussed), net of proceeds received from the issue of additional share capital during the period pursuant to the exercise of employee stock options. In July 2004, the Company increased its cash position by drawing an amount of $10,500,000 under the above-mentioned term credit.

As at July 31, 2004, the Company had 30,280,803 common shares outstanding, 2,384,850 options granted under the employee stock option plan and 4,000,000 warrants in issue.

CONSOLIDATED BALANCE SHEETS
(Unaudited)
June 30, 2004 and December 31, 2003 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                              June 30,      June 30,    December 31,
                                                                2004          2004          2003
                                                              --------      --------    ------------
                                                                US$--        (CDN$)        (Cdn$)
                                                               NOTE 1)                    (Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                      36,982        49,574         14,869
Marketable securities                                              -             -          62,725
Sales taxes and other receivables                                 149           199            721
Research tax credits receivable                                   949         1,272          2,111
Prepaid expenses and deposits                                   2,651         3,554          1,671
                                                              -------        ------         ------
                                                               40,731        54,599         82,097

Long-term security deposits                                       354           475            226
Long-term investment                                            3,298         4,421          4,421
Property and equipment (note 3)                                12,206        16,361          4,539
Patent costs                                                    2,654         3,558          2,942
                                                              -------        ------         ------
                                                               59,243        79,414         94,225
                                                              =======        ======         ======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                2,362         3,167          2,070
Accrued liabilities                                             5,036         6,751          3,749
Current portion of obligations under capital leases               328           440            425
                                                              -------        ------         ------
                                                                7,726        10,358          6,244

Obligations under capital leases                                  144           192            416
Long-term accrued liabilities (note 6)                            440           590
                                                              -------        ------         ------
                                                                8,310        11,140          6,660
                                                              =======        ======         ======
SHAREHOLDERS' EQUITY:
Share capital (note 4)                                        130,708       175,212        173,930
Additional paid-in capital (notes 2 and 5)                      3,600         4,825              -
Deficit                                                      (83,375)     (111,763)       (86,365)
                                                              -------        ------         ------
                                                               50,933        68,274         87,565
Subsequent event (note 10)
                                                              -------        ------         ------
                                                               59,243        79,414         94,225
                                                              =======        ======         ======


See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
Periods ended June 30, 2004 and 2003 (in thousands of Canadian dollars, except per share data) (in accordance with Canadian GAAP)

                                                Three months ended June 30,             Six months ended June 30,
                                           ------------------------------------   ------------------------------------
                                              2004        2004          2003        2004         2004          2003
                                           ---------   ----------    ----------   ---------   ----------    ----------
                                             (US$--      (CDN$)        (Cdn$)      (US$--       (CDN$)        (Cdn$)
                                             NOTE 1)                               NOTE 1)
EXPENSES (INCOME):
Research and development                      5,165         6,923         4,676      9,325        12,500         9,332
Research tax credits                           (231)         (309)         (722)      (463)         (621)         (988)
Research grants and other                       (82)         (110)         (121)      (171)         (229)         (744)
                                            -------    ----------    ----------    -------    ----------    ----------
                                              4,852         6,504         3,833      8,691        11,650         7,600
General and administrative                    3,450         4,624         2,997      6,407         8,589         4,715
Stock-based compensation (note 5)             1,670         2,239            --      1,987         2,663            --
Special charges (note 6)                      1,555         2,085            --      1,555         2,085            --
Depreciation of property and equipment          330           442           273        566           759           546
Amortization of patent costs                     43            57            47         81           108            95
Interest and bank charges                        18            24            23         36            48            54
                                            -------    ----------    ----------    -------    ----------    ----------
                                             11,918        15,975         7,173     19,323        25,902        13,010

INVESTMENT AND OTHER:
Interest income                                 189           253           157        429           575           318
Foreign exchange gain                         1,231         1,650            62      1,560         2,091           129
Gain on disposal of intellectual property        --            --         3,484         --            --         3,484
                                            -------    ----------    ----------    -------    ----------    ----------
                                              1,420         1,903         3,703      1,989         2,666         3,931
                                            -------    ----------    ----------    -------    ----------    ----------
Net loss                                    (10,498)      (14,072)       (3,470)   (17,334)      (23,236)       (9,079)
                                            =======    ==========    ==========    =======    ==========    ==========

LOSS PER SHARE:
Basic                                         (0.35)        (0.47)        (0.15)     (0.58)        (0.77)        (0.40)
Diluted                                       (0.35)        (0.47)        (0.15)     (0.58)        (0.77)        (0.40)
                                            =======    ==========    ==========    =======    ==========    ==========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:
Basic                                                  30,162,322    23,294,432               30,013,058    22,798,005
Effect of dilutive options and warrants                 4,745,035     3,792,036                4,723,925     3,523,572
                                                       ----------    ----------               ----------    ----------
   Diluted                                             34,907,357    27,086,468               34,736,983    26,321,577
                                                       ==========    ==========               ==========    ==========


See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)
Periods ended June 30, 2004 and 2003 (in thousands of Canadian dollars, except per share data) (in accordance with Canadian GAAP)

                                                     Three months ended June 30,         Six months ended June 30,
                                                 --------------------------------    --------------------------------
                                                   2004        2004        2003        2004        2004        2003
                                                 --------    --------    --------    --------    --------    --------
                                                   (US$--     (CDN$)       (Cdn$)     (US$--       (CDN$)     (Cdn$)
                                                   NOTE 1)                            NOTE 1)
DEFICIT, BEGINNING OF PERIOD:
As previously reported                            (72,877)    (97,691)    (59,266)    (64,428)    (86,365)    (53,566)
Adjustment to reflect change in accounting for
  employee stock options (note 2)                      --          --          --      (1,613)     (2,162)         --
                                                 --------    --------    --------    --------    --------    --------
Deficit, beginning of period, as restated         (72,877)    (97,691)    (59,266)    (66,041)    (88,527)    (53,566)
Net loss                                          (10,498)    (14,072)     (3,470)    (17,334)    (23,236)     (9,079)
Share issue costs                                      --          --         (43)         --          --        (134)
                                                 --------    --------    --------    --------    --------    --------
Deficit, end of period                            (83,375)   (111,763)    (62,779)    (83,375)   (111,763)    (62,779)
                                                 ========    ========    ========    ========    ========    ========


See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
Periods ended June 30, 2004 and 2003 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                        Three months ended June 30,       Six months ended June 30,
                                                       -----------------------------    -----------------------------
                                                         2004       2004       2003       2004       2004       2003
                                                       -------    -------    -------    -------    -------    -------
                                                        (US$--     (CDN$)      (Cdn$)    (US$--     (CDN$)     (Cdn$)
                                                        NOTE 1)                          NOTE 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                               (10,498)   (14,072)    (3,470)   (17,334)   (23,236)    (9,079)

ADJUSTMENTS FOR:
Depreciation and amortization                              373        499        320        647        867        641
Stock-based compensation                                 1,670      2,239         --      1,987      2,663         --
Write-off of leasehold improvements and other
  property and equipment                                   887      1,189         --        887      1,189         --
Provision for lease exit obligations                       668        896         --        668        896         --
Gain on disposal of intellectual property                   --         --     (3,484)        --         --     (3,484)

CHANGES IN OPERATING ASSETS AND LIABILITIES:
Sales taxes and other receivables                          592        794        188        389        522       (790)
Research tax credits receivable                            603        808       (722)       626        839        (33)
Prepaid expenses and deposits                             (954)    (1,279)       (94)    (1,403)    (1,883)      (696)
Accounts payable and accrued liabilities                 1,519      2,036        950      1,661      2,227        457
                                                       -------    -------    -------    -------    -------    -------
                                                        (5,140)    (6,890)    (6,312)   (11,872)   (15,916)   (12,984)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of common shares                       565        758        759        956      1,282      9,814
Share issue costs                                           --         --        (43)        --         --       (134)
Repayment of obligations under capital lease               (78)      (105)       (98)      (156)      (209)      (259)
                                                       -------    -------    -------    -------    -------    -------
                                                           487        653        618        800      1,073      9,421

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment                     (8,970)   (12,024)      (331)    (9,143)   (12,256)      (444)
Additions to patent costs                                 (218)      (293)      (201)      (509)      (682)      (538)
Long-term investment                                        --         --       (591)        --         --       (591)
Maturity of marketable securities                        1,491      1,998     (7,906)    46,793     62,725     (9,884)
Proceeds from disposal of property and equipment             7         10         --          7         10         --
Long-term security deposit                                (186)      (249)        --       (186)      (249)        --
                                                        (7,876)   (10,558)    (9,029)    36,962     49,548    (11,457)
                                                       -------    -------    -------    -------    -------    -------
Net increase (decrease) in cash and cash equivalents   (12,529)   (16,795)   (14,723)    25,890     34,705     15,020
Cash and cash equivalents, beginning of period          49,511     66,369     21,173     11,092     14,869     21,470
                                                       -------    -------    -------    -------    -------    -------
Cash and cash equivalents, end of period                36,982     49,574      6,450     36,982     49,574      6,450
                                                       =======    =======    =======    =======    =======    =======

CASH AND CASH EQUIVALENTS ARE COMPRISED OF:
Cash balances with banks                                 1,795      2,406      2,462      1,795      2,406      2,462
Short-term investments                                  35,187     47,168      3,988     35,187     47,168      3,988
                                                       -------    -------    -------    -------    -------    -------
                                                        36,982     49,574      6,450     36,982     49,574      6,450
                                                       =======    =======    =======    =======    =======    =======

Supplemental cash flow information (note 9)
See accompanying notes to unaudited consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Periods ended June 30, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)


1.   BASIS OF PRESENTATION:

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at June 30, 2004 and the unaudited statements of operations and deficit and cash flows for the periods ended June 30, 2004 and 2003 reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2003, except for the change in accounting policy disclosed in note 2 below. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended December 31, 2003. In 2003, the Company changed its fiscal year-end to December 31 from June 30.


TRANSLATION OF CONVENIENCE:

The Company's functional currency is the Canadian dollar. As a convenience to certain users, the Company has also presented the interim consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada at June 30, 2004, which was $0.7460 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.


2.   CHANGE IN ACCOUNTING POLICY:

STOCK-BASED COMPENSATION:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.


The CICA has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

3.   PROPERTY AND EQUIPMENT:

In the second quarter of 2004, the Company entered into an agreement to purchase property and equipment for a total cash consideration of $10,500, plus $421 of acquisition-related costs. Assets acquired consisted of land in the amount of $1,601, buildings including acquisition costs in the amount of $9,229 and equipment of $91. As part of the purchase, the Company acquired a previously negotiated in-place operating lease, under which the tenant is a company in which a shareholder also had a share interest, that had a nominal value. This lease expires in April 2005.

All of the operations of the Company were moved into newly-acquired premises on May 8, 2004. See notes 6 and 10.


COSTS ASSOCIATED WITH LEASE EXIT ACTIVITIES:

Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The face value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.


DEPRECIATION OF BUILDINGS:

The buildings are being depreciated using the straight-line method over a period of 20 years.

4.   SHARE CAPITAL:

(A)  ISSUED AND OUTSTANDING:

The issued and outstanding share capital consists of:

                                                               JUNE 30,     December 31,
                                                                 2004           2003
                                                              ---------     ------------
                                                                   $              $
30,279,803 common shares (December 31, 2003 - 29,775,127)       175,212        173,930


Changes in the issued and outstanding common shares for the period ended December 31, 2003 and for the six-month period ended June 30, 2004 were as follows:

                                                             Common shares
                                                        -----------------------
                                                          Number       Dollars
                                                        ----------   ----------
                                                                          $
Balance, June 30, 2003                                  23,483,024     87,482
Issued for cash for public offering (i)                  5,750,000     84,956
Exercise of warrants                                       106,785        192
Exercise of stock options                                  435,318      1,300
                                                        ----------    -------
Balance, December 31, 2003                              29,775,127    173,930
Exercise of stock options                                  504,676      1,282
                                                        ----------    -------
Balance, June 30, 2004                                  30,279,803    175,212
                                                        ==========    =======

----------------

(i) In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of $14.77 (US$10.87) per share. The total proceeds of the offering to the Company was $84,956. Total share issuance costs of $6,813 were charged to the deficit.

(B)  SHARE OPTION PLAN:

Changes in outstanding options granted under the Company's employee stock option plan for the period ended December 31, 2003 and the six-month period ended
June 30, 2004 were as follows:

                                                                     Weighted average
                                                            Number    exercise price
                                                         ----------  ----------------
                                                                            $
Options outstanding, June 30, 2003                        2,291,844        4.48
Granted                                                     342,000       21.70
Exercised                                                  (335,318)       2.87
                                                         ----------       -----
Options outstanding, December 31, 2003                    2,298,526        7.23
Granted                                                     612,000       27.39
Exercised                                                  (504,676)       2.54
Cancelled or expired                                        (20,000)      23.35
                                                         ----------       -----
Options outstanding, June 30, 2004                        2,385,850       13.27
                                                         ==========       =====


(C)  WARRANTS:

Outstanding warrants at June 30, 2004 are as follows:

Warrants                                           Exercise price      Expiry
--------                                           --------------     ---------
                                                          $
2,800,000                                               3.13          July 2005
1,200,000                                               7.81          Feb. 2006
---------
4,000,000
=========


5.   STOCK-BASED COMPENSATION:

In the six-month period ended June 30, 2004, the Company recorded total stock-based compensation of $2,663 related to stock options granted to employees after July 1, 2002 in accordance with the change in accounting policy detailed in note 2, of which $2,239 relates to the three-month period ended June 30, 2004.

If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to options granted to employees after July 1, 2002 but prior to January 1, 2004, date at which the fair value method is applied to all stock-based compensation, the net loss and related loss per share figures for the three and six-month periods ended June 30, 2003 would be as follows:

                                                                   Periods ended
                                                                   June 30, 2003
                                                             ------------------------
                                                             (3 months)    (6 months)
                                                             ----------    ----------
                                                                  $             $
Reported net loss                                              (3,470)       (9,079)
Pro forma adjustments to compensation expense                    (427)         (637)
                                                               ------        ------
Pro forma net loss                                             (3,897)       (9,716)
                                                               ------        ------
PRO FORMA LOSS PER SHARE:
Basic                                                           (0.17)        (0.43)
Diluted                                                         (0.17)        (0.43)
                                                               ======        ======

The fair value of the options granted were determined using the following method and assumptions.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the six-month periods ended June 30, 2004 and 2003 were as follows:

                                                         2004     2003
                                                         -----    -----
Risk free interest rate                                  3.72%    3.54%
Expected volatility                                        40%      39%
Expected life in years                                      7        7
Expected dividend yield                                   NIL      nil


The following table summarizes the weighted average grant-date fair value per share for options granted during the six-month periods ended June 30, 2004 and 2003:

                                                                     Weighted
                                                                      average
                                                       Number of    grant-date
                                                        options     fair value
                                                      ----------    ----------
                                                                         $
SIX-MONTH PERIODS ENDED:
June 30, 2004                                           612,000        13.18
June 30, 2003                                           526,000         5.33


6.   SPECIAL CHARGES:

Special charges consist of:

                                                                              $
Provision for lease exit obligations                                         896
Write-off of leasehold improvements and other property and equipment       1,189
                                                                           -----
                                                                           2,085
                                                                           =====

The Company is currently under lease obligation contracts for space located in the City of Montreal, through February 28, 2011. As a result of the Company's move to new premises during the second quarter ended June 30, 2004 referred to in note 3, a liability of $896 was recognized for the future lease costs of the vacated premises, net of estimated sublease rentals that could reasonably be obtained for the properties. In addition, the Company wrote off $965 of related leasehold improvements, $211 of furniture and fixtures and $13 of lab equipment.

As at June 30, 2004, the remaining liability related to future lease payments was $871, of which $590 is included in long-term accrued liabilities and $281 is included in accrued liabilities.


7.   RELATED PARTY TRANSACTIONS:

In the three and six-month periods ended June 30, 2004, the Company incurred fees of $240 and $480, respectively (2003--$240 and $320) under the terms of a management services agreement entered into in March 2003 with Picchio International Inc., ("Picchio") a company related to a shareholder, director and officer. These fees are included in

"general and administrative expenses" on the consolidated statement of operations. In addition, the Company purchased property and equipment in the amount of $500 from a company in which Picchio also has a share ownership interest.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.


8.   LITIGATION:

The Company executed an agreement (the "CTA") with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. On August 12, 2003, Immtech filed certain legal proceedings with the federal district court for the Southern District of New York, U.S.A., with respect to the agreement.


The Company continues to vigorously defend against the claims brought by the plaintiffs. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.


9.   SUPPLEMENTAL CASH FLOW DISCLOSURE:

                                      Three months        Six months
                                     ended June 30,     ended June 30,
                                     --------------     --------------
                                     2004      2003     2004      2003
                                     ----      ----     ----      ----
                                       $         $        $         $
Interest paid                         12        17       27        35

Acquisition of property and equipment and intangibles included in accounts payable and accrued liabilities amounted to $1,974 as at June 30, 2004 ($407--December 31, 2003).


10.  SUBSEQUENT EVENT:

In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500 in order to finance the newly-acquired premises (see note 3). The financing may be drawn in the form of either advances or discounted bankers' acceptances. Advances will bear interest at the bank's prime rate plus 0.25%, or the bankers' acceptances rate plus stamping fees of 1.25%. The loan is guaranteed by a first ranking hypothec on the universality of the Company's movable and immovable property.

Neurochem


Neurochem Inc.
275 Armand-frappier blvd.
Laval, Quebec, Canada
H7V 4A7
Telephone: (450) 680-4500
Toll-Free: 1 877 680-4500
Fax: (450) 680-4501
E-mail: info@neurochem.com
Website: www.neurochem.com